[LETTERHEAD OF DILL DILL CARR STONBRAKER & HUTCHINGS]
                                                             CHRISTOPHER W. CARR
                                                                  DANIEL W. CARR
                                                                  JOHN J. COATES
                                                                 KEVIN M. COATES
                                                                    H. ALAN DILL
                                                                  ROBERT A. DILL
455 SHERMAN STREET, SUITE 300                                     THOMAS M. DUNN
DENVER, COLORADO 80203                                         JOHN A. HUTCHINGS
PHONE: 303-777-3737                                               STEPHEN M. LEE
FAX: 303-777-3823                                              FAY M. MATSUKAGE*
                                                                  ADAM P. STAPEN
                                                                  JON STONBRAKER
                                                                 CRAIG A. STONER
DILL DILL CARR STONBRAKER & HUTCHINGS, P.C.                    PATRICK D. TOOLEY
                                                        *Also licensed in Nevada



April 7, 2006



Mark P. Shuman
Branch Chief
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

RE:      TITANIUM GROUP LIMITED
         REGISTRATION STATEMENT ON FORM S-1
         AMENDMENT FILED ON MARCH 8, 2006
         FILE NO. 333-128302

Dear Mr. Shuman:

On behalf of Titanium Group Limited (the "Company"), Amendment No. 4 to the registration statement on Form S-1 is being filed.

The comments of the Staff in its letter dated March 24, 2006, have been addressed in this filing pursuant to your request. The comments are set forth below, together with the Company's responses, which refer to the EDGAR page, which contains revised disclosure.

To assist the staff in its review of this Amendment, we are sending two hard copies of this letter, together with two hard copies of the Amendment, marked to show all of the changes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 11

1. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 2 OF OUR LETTER DATED FEBRUARY 13, 2006 AND WE REISSUE THE COMMENT IN PART. YOUR DISCLOSURE CONTINUES TO REFERENCE PRODUCT PERFORMANCE WITHOUT PROVIDING QUANTITATIVE OR QUALITATIVE CONTEXT THAT IS ESSENTIAL TO EVALUATE THE STATEMENTS. REFER TO YOUR USE OF THE TERMS "FALSE ACCEPTANCE RATES" AND "VERIFICATION RATES." PLEASE REVISE TO PROVIDE QUANTITATIVE AND QUALITATIVE DATA THAT WILL PROVIDE READERS WITH A CONTEXT FOR THE EVALUATION OF THESE STATEMENTS CONCERNING YOUR PRODUCT PERFORMANCE.

         RESPONSE: The Company believes that it would need to provide a great deal of quantitative and qualitative data to clearly explain the conclusions expressed in various statements about product performance contained in this document. The data is not necessarily easy to

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
April 7, 2006
Page 2



         understand, as it is based on tests of mathematical algorithms. Accordingly, the Company has deleted references to product performance. See pages 12 and 19.

2. WE REISSUE OUR PRIOR COMMENT 3 OF OUR LETTER DATED FEBRUARY 13, 2006. WHERE A CHANGE FROM ONE PERIOD TO THE NEXT IS THE RESULT OF TWO OR MORE FACTORS OR EVENTS, PLEASE STATE THE AMOUNT, IN ADDITION TO THE PERCENTAGE, OF THE CHANGES THAT WAS ATTRIBUTABLE TO EACH SEPARATE FACTOR OR EVENT. REFER TO YOUR DISCUSSION OF SG&A EXPENSES IN 2004.

         RESPONSE:  Complied.  See page 15.

3. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 6 OF OUR LETTER DATED FEBRUARY 13, 2006 AND REFERENCE TO FIXED OVERHEAD IN THE COMPANY'S DISCUSSION OF LIQUIDITY. CLARIFY IN YOUR DISCLOSURES THE TYPES OF EXPENDITURES THE COMPANY CONSIDERS FIXED OVERHEAD TO PROVIDE INVESTORS A BASIS FOR EVALUATING YOUR DISCLOSURES.

         RESPONSE:  Complied.  See page 18.

4. WE NOTE DISCLOSURE REFERENCING AN "IMPROVED PRICING STRUCTURE FOR OUR PRODUCTS IN 2004 AS COMPARED TO 2003." DESCRIBE HOW YOUR PRICING STRUCTURE CHANGED FROM ONE PERIOD TO THE NEXT AND MORE SPECIFICALLY EXPLAIN HOW THE CHANGE IN PRICING STRUCTURE AFFECTED OPERATIONS AND REVENUES. PLEASE PROVIDE QUANTITATIVE DATA THAT PROVIDES CONTEXT TO YOUR STATEMENT REGARDING AN "IMPROVED PRICING STRUCTURE." INDICATE IN QUANTITATIVE TERMS THE EXTENT TO WHICH THE INCREASED REVENUES WERE ATTRIBUTABLE TO INCREASES IN PRICES AS OPPOSED TO INCREASES IN VOLUMES OF PRODUCTS SOLD OR SERVICES RENDERED. REFER TO OUR PRIOR COMMENT 4 OF OUR LETTER DATED FEBRUARY 13, 2006.

         RESPONSE: Complied. Unlike some businesses that can precisely quantify the reasons for increased sales, such as an oil company that can report the number of barrels sold and the average price per barrel, or a software company selling "off-the-shelf" software, the Company can only offer estimated quantitative data. See pages 15 and 16.

5. ON PAGE 15 YOU REFERENCE BANK OVERDRAFTS AS AN EVENT THAT MATERIALLY IMPACTED YOUR LIQUIDITY POSITION. PLEASE EXPAND TO DESCRIBE THE CIRCUMSTANCES THAT RESULTED IN THE BANK OVERDRAFT AND THE LEGAL AND CONTRACTUAL CONTEXT IN WHICH CAPITAL RESOURCES MAY BE GENERATED AND APPLIED THROUGH BANK OVERDRAFTS. WHAT ARE THE COMPANY'S POLICIES CONCERNING THE USE OF THIS MECHANISM FOR THE GENERATION OF CAPITAL? DESCRIBE ANY MATERIAL RISKS TO THE COMPANY THAT ARE ASSOCIATED WITH THE USE OF BANK OVERDRAFTS.

         RESPONSE:   Complied.  See page 17.

6. WE NOTE YOUR REVISIONS IN RESPONSE TO OUR PRIOR COMMENT 7 OF OUR LETTER DATED FEBRUARY 13, 2006 AND WE REISSUE OUR COMMENT AS IT PERTAINS TO YOUR DISCLOSURE REGARDING THE EIGHT CUSTOMERS THAT ACCOUNTED FOR APPROXIMATELY 75% OF YOUR REVENUES IN 2004. CURRENTLY, YOU IDENTIFY TWO MAJOR CUSTOMERS THAT ACCOUNTED FOR 32.8% OF YOUR 2004 REVENUES, WHICH SUGGESTS THAT CUSTOMERS THAT REPRESENTED 42.2% OF THOSE REVENUES REMAIN UNDISCLOSED. DID ANY OF THE

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
April 7, 2006
Page 3


         REMAINING CUSTOMERS ACCOUNT FOR 10% OR MORE OF YOUR REVENUE IN 2004? IF SO, THOSE THAT ACCOUNT FOR 10% OF MORE OF YOUR CONSOLIDATED REVENUES, MUST BE IDENTIFIED PURSUANT TO ITEM 101(C) OF REGULATION S-K.

         RESPONSE: We confirm that all of the customers that accounted for 10% or more of the Company's revenues are disclosed in the prospectus. None of the six customers that together represented 42.2% of 2004 revenues individually accounted for 10% or more of the revenues.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 34

7. REVISE THE FIRST SENTENCE TO ELIMINATE THE PHASE "OR TO THE BEST OF OUR INFORMATION AND BELIEF". THE TEXT OF THIS SECTION SHOULD PROVIDE ALL INFORMATION REQUIRED BY ITEM 404 OF REGULATION S-K, WITHOUT A KNOWLEDGE QUALIFIER.

         RESPONSE:   Complied.  This qualifier has been removed.  See page 35.

8. DO YOU MAINTAIN A DISTRIBUTOR AGREEMENT WITH RELATED PARTY, ERICORPS? IF SO, THE AGREEMENT WOULD NEED TO BE FILED PURSUANT TO ITEM 601 OF REGULATION S-B.

         RESPONSE: The Company does not have a written distributor agreement with Ericorps. As noted in the disclosure, Ericorps was a significant distributor in 2003. Sales to Ericorps in 2004 represented 4.2% of total revenues and there were no sales to Ericorps in 2005.

9. REFER TO OUR PRIOR COMMENT 11 OF OUR LETTER DATED FEBRUARY 13, 2006. PLEASE STATE CLEARLY WHETHER TITANIUM GROUP BELIEVES THE TERMS OF THE RELATED PARTY TRANSACTIONS ARE NO LESS FAVORABLE THAN THE TERMS OF ITS TRANSACTIONS WITH NON-AFFILIATES.

         RESPONSE:  Complied.  See pages 35 through 37.

10. IN QUANTITATIVE TERMS, DESCRIBE THE NATURE OF THE OWNERSHIP INTERESTS OF EACH OF MESSRS. NG, CHEUNG AND TANG IN GOLDEN MASS TECHNOLOGIES LIMITED. PLEASE DISCUSS THE NATURE OF THE "COMPANY SECRETARY FEE" THAT THE TITANIUM GROUP FUNDED FOR THE RELATED ENTITY.

         RESPONSE:  Complied.  See page 35.

11. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 12 OF OUR LETTER DATED FEBRUARY 13, 2006 AND WE REISSUE A PART OF THE COMMENT. THE LOANS FROM JOHNNY NG AND BILLY TANG SHOULD BE DISCUSSED ON AN INDIVIDUALIZED BASIS RATHER THAN IN THE AGGREGATE. DISCLOSURE REGARDING THE "SHAREHOLDERS LOANS" SHOULD BE SIMILARLY REVISED.

         RESPONSE: Complied. See page 36 where a new table has been inserted. As all of the loans described in "Shareholders Loans" were made by Golden Mass and not by individuals, the disclosure has not been revised.

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
April 7, 2006
Page 4


UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS - NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

PRIOR COMMENT 14

12. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 14 OF OUR LETTER DATED FEBRUARY 13, 2006 AND REVISED FINANCIAL STATEMENT NOTE NO. 6 IN WHICH YOU DISCLOSE THAT AMOUNTS DUE FROM DIRECTORS RELATE TO PETTY CASH ADVANCES. YOUR REVISED DISCLOSURE IS INCONSISTENT WITH YOUR PRIOR DISCLOSURE IN WHICH YOU INDICATE THAT CASH PAYMENTS TO DIRECTORS ARE ADVANCES THAT WILL BE TRANSFERRED TO THE GROUP'S SUBSIDIARY. TELL US THE TRUE NATURE OF THE ADVANCES TO DIRECTORS AND THE BUSINESS PURPOSE FOR ADVANCING AMOUNTS TO DIRECTORS. FURTHER, IT APPEARS THE AMOUNTS DUE FROM DIRECTOR AS OF DECEMBER 31, 2004 WERE APPROXIMATELY U.S. $125,000. CONFIRM, AS DISCLOSED IN YOUR NOTES, THAT THE COMPANY ADVANCED U.S. $125,000 TO DIRECTORS FROM PETTY CASH, OR REVISE YOUR DISCLOSURE AS NECESSARY.

         RESPONSE: As disclosed in the text portion of the prospectus, the Company advanced cash to Humphrey Cheung, who then paid expenditures for its PRC subsidiary, such as salaries, fees, and rent, in cash, since non-cash payment methods are not widely accepted in the PRC. This arrangement was described in the financial statements as a "petty cash advancement." Note 6 has been revised to reflect the explanation given herein.

FINANCIAL STATEMENTS - YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

PRIOR COMMENT 42 - REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-1

PRIOR COMMENT 15

13. WE UNDERSTAND FROM YOUR RESPONSE THAT ZHONG YI IS INVOLVED IN THE CREDENTIALING PROCESS WITH THE OFFICE OF THE CHIEF ACCOUNTANT. PLEASE ADVISE US WHEN ZHONG YI HAS COMPLETED THIS PROCESS. AS NOTED IN OUR PRIOR COMMENT NO. 15 OF OUR LETTER DATED FEBRUARY 13, 2006, WE MAY BE UNABLE TO COMPLETE OUR REVIEW AND ACCEPT THE REPORT OF ZHONG YI UNTIL THE FIRM HAS COMPLETED THE CREDENTIALING PROCESS.

         RESPONSE: We understand the Zhong Yi's credentialing process is ongoing. We have noted your prior comment.

PRIOR COMMENT 18 - REVENUE RECOGNITION, PAGE F-11

14. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 18 OF OUR LETTER DATED FEBRUARY 13, 2006. PLEASE CLARIFY THE FOLLOWING AS IT RELATES TO YOUR PRODUCTS THAT DO NOT REQUIRE SIGNIFICANT MODIFICATION OR CUSTOMIZATION OF THE COMPANY'S SOFTWARE:

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
April 7, 2006
Page 5


         RESPONSE: To facilitate your review of the Company's responses, the response to the specific item is set forth immediately after that item:

                 o EXPLAIN THE NATURE OF PROFESSIONAL SERVICES PROVIDED IN YOUR MULTIPLE ELEMENT ARRANGEMENTS AND HOW YOU HAVE ESTABLISHED VSOE FOR THESE SERVICES;

                           Professional services provided in multiple element arrangements include system design, system integration, installation, testing and training. The vendor specific objective evidence for these services is the price that the Company would charge if the same element were sold separately.

                 o EXPLAIN THE NATURE OF MAINTENANCE SERVICES PROVIDED IN MULTIPLE ELEMENT ARRANGEMENTS, IF DIFFERENT THAN MAINTENANCE SERVICES DESCRIBED IN ITEM NO. 3 OF YOUR REVENUE RECOGNITION POLICY DISCLOSED IN THE AUDITED FINANCIAL STATEMENTS;

                           Maintenance services provided are the same as described in item number 3 of the Revenue Recognition footnote in the Company's audited financial statements and include technical support and software updates.

                 o EXPLAIN HOW YOU HAVE ESTABLISHED VSOE FOR MAINTENANCE SERVICES, THE TERM OF THE ARRANGEMENTS, WHETHER THEY ARE PROVIDED IN THE FIRST YEAR OF AN ARRANGEMENT AND IF SO, HOW THE SERVICES ARE DIFFERENT FROM PCS PROVIDED FREE OF CHARGE IN THE FIRST TWELVE MONTHS OF AN ARRANGEMENT;

                           The VSOE for maintenance services are established as the price the Company would charge if the same service was sold separately. The maintenance services are provided for a one-year period during the first year. These services are the same as post-contract customer support.

                 o CONSIDERING YOU CONFIRMED THAT SFAS 13 IS NOT APPLICABLE TO HARDWARE, DESIGN, IMPLEMENTATION AND TRAINING, AS PREVIOUSLY DISCLOSED, TELL US WHAT LITERATURE YOU ARE APPLYING AS IT RELATES TO RECOGNIZING REVENUE FOR THESE ELEMENTS. ADDRESS YOUR CONSIDERATION OF EITF 03-5 IN YOUR RESPONSE;

                           The Company considered SOP 97-2, SOP 98-9, EITF 00-21, ARB 45 and SOP 81-1 to be the literature to be applied. The Company also considered EITF 03-5 as the Company's arrangements include software that is more than incidental to the products or services as a whole and considered the software and software-related elements to be included within the scope of SOP 97-2.

                 o IF ANY ELEMENTS IN YOUR MULTIPLE ELEMENT ARRANGEMENTS ARE NOT WITHIN THE SCOPE OF SOP 97-2, TELL US HOW YOU DETERMINED THE UNITS OF ACCOUNT PURSUANT TO EITF 00-21 FOR EACH ELEMENT THAT IS A 97-2 DELIVERABLE AND A NON-97-2 DELIVERABLE. SPECIFICALLY ADDRESS YOUR CONSIDERATION OF PARAGRAPHS 4 AND 9 OF EITF 00-21;

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
April 7, 2006
Page 6


                           All of the elements in the Company's multiple element arrangements are within the scope of SOP 97-2. Therefore, it was not necessary to determine the units of account pursuant to EITF 00-21.

                 o TELL US THE TIMING OF DELIVERY OF EACH ELEMENT IN YOUR MULTIPLE ELEMENT ARRANGEMENTS E.G. HARDWARE DAY 1, SOFTWARE DAY 2, IMPLEMENTATION BETWEEN DAY 30 AND DAY 60 ETC. AND WHEN YOU RECOGNIZE REVENUE FOR THESE ELEMENTS.

                           Under most circumstances, when the Company receives the customer's order, it pre-installs the software into the hardware as according to the customer's request, in the Company's office, and then arranges delivery with the customer. After the hardware is delivered and usually on the same day, testing is done and the Company then requests a satisfactory certificate to be signed and sent back from the customer. In total, the time taken is usually 3 to 5 days. Revenue is recognized as and when the customer accepts the testing results and an invoice is issued on the same day.

15. YOU CONFIRM IN RESPONSE TO OUR PRIOR COMMENT 18 OF OUR LETTER DATED FEBRUARY 13, 2006 THAT THE COMPANY DOES NOT PROVIDE ANY UNSPECIFIED UPGRADE OR OTHER PRODUCTS AND SERVICES TO ITS CUSTOMERS IN THE SECOND YEAR, UNLESS THE CUSTOMER HAS A DEFINITE MAINTENANCE CONTRACT WITH THE COMPANY. AS REQUESTED IN OUR COMMENT, CONFIRM, IF TRUE, THAT THE COMPANY HAS NOT, OR WOULD NOT, PROVIDE UNSPECIFIED UPGRADES OR OTHER PRODUCTS AND SERVICES TO CUSTOMERS THAT ARE IN THE FIRST TWELVE MONTHS OF THEIR CONTRACT (I.E., WITHIN THE FREE PCS PERIOD). ALSO, AS REQUESTED IN OUR PRIOR COMMENT, ADDRESS YOUR CONSIDERATION OF PARAGRAPH 56 OF SOP 97-2.

         RESPONSE: The Company confirms that it has not, and would not, provide unspecified upgrades or other products and services to customers that are in the first twelve months of their contract. The Company considered paragraph 56 of SOP 97-2 to determine the need for an allocation to PCS. The Company reviewed its historical patterns of regularly providing all customers or certain kinds of customers with the services or unspecified upgrades/enhancements normally associated with PCS. The Company also considered whether this pattern would change in the near future. The Company determined that it did not have any historical patterns of providing its customers with the services or any upgrade services associated with PCS and considered that it was not necessary to allocate a fee to PCS.

16. IN RESPONSE TO OUR PRIOR COMMENT 18 OF OUR LETTER DATED FEBRUARY 13, 2006, YOU INDICATE WHEN SOFTWARE IS SOLD WITHOUT CUSTOMIZATION, DESIGN AND IMPLEMENTATION SERVICES, THAT IF VSOE EXISTS FOR MAINTENANCE, SOFTWARE REVENUE IS RECOGNIZED UPON INSTALLATION AND RECEIPT OF WRITTEN ACCEPTANCE. TELL US, AS REQUESTED IN OUR PRIOR COMMENT, HOW YOU ESTABLISH AND WHETHER YOU HAVE ESTABLISHED VSOE FOR MAINTENANCE SERVICES WHEN SOFTWARE IS SOLD ON A STAND ALONE BASIS.

         RESPONSE: The VSOE for maintenance services are established as the price the Company would charge if the same service was sold separately. The maintenance services are

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
April 7, 2006
Page 7


         provided for a one-year period during the first year. These services are the same as post-contract customer support.

PRIOR COMMENT 20 - RESEARCH AND DEVELOPMENT COSTS, PAGE F-13 THROUGH F-15

17. WE NOTE FROM YOUR RESPONSE TO OUR PRIOR COMMENT 20 OF OUR LETTER DATED FEBRUARY 13, 2006, THAT PROACCESS FACEOK, PROACCESS FACEGUARD, PRFACER IDVR, PRFACER WATCHGUARD AND PROACCESS FACEATTEND REACHED TECHNOLOGICAL FEASIBILITY, AS DEFINED IN SFAS 86, PRIOR TO 2004. WE ALSO NOTE FROM DISCLOSURES WITHIN YOUR 2005, 2004 AND 2003 FINANCIAL STATEMENTS THAT SOFTWARE DEVELOPMENT COSTS INCURRED AND CAPITALIZED WERE APPROXIMATELY $HK 4.9 MILLION (2005 - $HK 1.7 MILLION, 2004 - $HK 2.0 MILLION, 2003 -
         $HK 1.2 MILLION). FURTHER, WE NOTE THAT IN 2003 AND 2002 THE COMPANY REPORTED $HK694,918 AND $HK662,500 OF RESEARCH AND DEVELOPMENT EXPENSES FOR A TOTAL OF APPROXIMATELY $HK1.5 MILLION. EXPLAIN WHY THE SOFTWARE DEVELOPMENT COSTS CAPITALIZED EXCEED THE COST TO DEVELOP THAT SOFTWARE PRIOR TO TECHNOLOGICAL FEASIBILITY BY APPROXIMATELY $HK 3.4 MILLION. IF THE CAPITALIZED SOFTWARE COSTS INCLUDE CODING AND TESTING PERFORMED SUBSEQUENT TO THE ESTABLISHMENT OF TECHNOLOGICAL FEASIBILITY, TELL US HOW YOU DISTINGUISH THESE COSTS FROM SIMILAR COSTS INCURRED WHEN ESTABLISHING TECHNOLOGICAL FEASIBILITY. IN THIS RESPECT, TELL US HOW YOU DETERMINE THAT THE ONLY COSTS THAT YOU CAPITALIZE INCLUDE PRODUCTION COSTS PURSUANT TO PARAGRAPH 5 OF SFAS 86, WHICH INCLUDE CODING AND TESTING PERFORMED SUBSEQUENT TO ESTABLISHING TECHNOLOGICAL FEASIBILITY.

         RESPONSE: The principals of the Company had previous experience in the bio-metrics sector. This experience gave them the ability to more quickly reach the point of establishing technological feasibility. Once technological feasibility was established, the Company increased the number of personnel assigned to the projects to produce the product masters. The work done by this team was for additional coding and testing. The Company's engineering department tracks each employee's time by functions and project. Those records are reviewed to determine appropriate accounting treatment.

PRIOR COMMENT

18. WE NOTE YOUR RESPONSE TO OUR COMMENT 21 OF OUR LETTER DATED FEBRUARY 13, 2006 AND THAT THE AUDITOR'S OPINION DATE HAS BEEN UPDATED TO INCLUDE THE 2005 FINANCIAL STATEMENTS. CONSIDERING THE 2004 AND 2003 FINANCIAL STATEMENTS HAVE BEEN RESTATED (NOTE 3) TELL US WHY THE AUDITOR'S OPINION DOES NOT REFER TO THE RESTATEMENT PURSUANT TO AU 508, OR HAVE THE AUDITOR'S REVISE THEIR OPINION TO REFER TO THE RESTATEMENT.

         RESPONSE: The auditor's report has been amended to reflect the restatement to the 2003 and 2004 financial statements and has been dual-dated to reflect the changes made to the financial statements.

PRIOR COMMENT 22 - GRANT AND SUBSIDY INCOME, PAGE F-14

19. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 22 OF OUR LETTER DATED FEBRUARY 13, 2006 AND REVISED DISCLOSURES IN FINANCIAL STATEMENT NOTES NO.'S 2 AND 3. REVISE TO DISCLOSE IN NOTE 3

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
April 7, 2006
Page 8


         (RESTATEMENT) THE IMPACT OF CORRECTIONS ON NET INCOME AND EARNINGS PER SHARE PURSUANT TO APB 20. IN ADDITION, TELL US AND REVISE TO DISCLOSE THE CHANGE IN AMORTIZATION EXPENSE AND ANY OTHER EXPENSES IMPACTED BY THESE CORRECTIONS.

         RESPONSE: Note 3 to the financial statements has been amended to reflect the following changes:

         Added for 2003

           Amortization  expense (included in Cost of sales
           above)                                                          237,135       (212,963)          24,172
           Net income                                                       80,908       (876,129)        (795,221)
           Net income per share, basic and diluted                            0.00          (0.02)           (0.02)

         Added for 2004

           Amortization   expense  (included  in  Cost  of
           sales above)                                                    641,610       (447,832)          193,778
           Net income                                                    2,013,993       (743,812)        1,270,181
           Net income per share, basic and diluted                            0.04          (0.01)             0.03

PRIOR COMMENT 24 - NOTE 13 INCOME TAXES, PAGE F-24

20. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 24 OF OUR LETTER DATED FEBRUARY 13, 2006 AND REVISED DISCLOSURES IN FINANCIAL STATEMENT NOTE NO. 13. CONFIRM THAT THE LOSSES IN PRC, WHICH YOU DISCLOSE ON PAGE F024 (2005 - HK$ 287,600, 2004 - HK$382,128 AND 2003 - $HK 497,323), CANNOT
         BE CARRIED FORWARD TO OFFSET FUTURE INCOME IN THE PRC OR OTHER TAX JURISDICTIONS. IF THE PRC LOSSES ARE ALLOWED TO BE CARRIED FORWARD TELL US WHY YOU HAVE NOT DISCLOSED THESE CARRY FORWARDS, THE DEFERRED TAX ASSET RELATED TO THESE LOSSES AND RELATED VALUATION ALLOWANCE, IF A VALUATION ALLOWANCE IS NECESSARY. WE REFER YOU TO SFAS 109.

         RESPONSE: The Company confirms that the losses in the PRC cannot be carried forward to offset future income in the PRC or other tax jurisdictions.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ FAY M. MATSUKAGE

Fay M. Matsukage

Enclosures
Cc:      Titanium Group Limited
         Zhong Yi (Hong Kong) C.P.A Company Limited